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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

April 13, 2023

Dear Sir/ Madam,

Sub: Outcome of Board meeting

This has reference to our letter dated March 14, 2023, regarding the captioned subject. The Board, at their meeting held on April 12-13, 2023, transacted the following items of business:

Financial Results

1. Approved the audited consolidated financial results of the Company and its subsidiaries as per Indian Accounting Standards ("INDAS") for the quarter and year ended March 31, 2023;

2. Approved the audited standalone financial results of the Company as per INDAS for the quarter and year ended March 31, 2023;

3. Approved the audited financial statements of the Company and its subsidiaries as per INDAS and International Financial Reporting Standard ("IFRS") for the quarter and year ended March 31, 2023;

4. Approved the audited financial statements of the Company and its subsidiaries as per INDAS for the year ended March 31, 2023;

5. Approved the audited financial statements of the Company as per INDAS for the year ended March 31, 2023;

Dividend

6. Recommended a final dividend of ₹17.50/- per equity share for the financial year ended March 31, 2023.

Annual General Meeting and Record date

7. The 42nd Annual General Meeting of the members of the Company will be held on Wednesday, June 28, 2023.

8. The record date for the purposes of the Annual General Meeting and payment of final dividend is June 2, 2023. The dividend will be paid on July 3, 2023.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

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Retirement of director

9. The Board took note of Uri Levine's retirement effective April 19, 2023 upon completion of his term. Uri Levine was appointed as an independent director for a period of three years from April 20, 2020 to April 19, 2023.

   The Board placed its sincere appreciation on record for his contributions to the Company.

Other Matters

10. Stock grants

    The Board, on April 13, 2023, based on the recommendation of the Nomination and Remuneration Committee, approved:

    i) The following annual grants to Salil Parekh, CEO and MD as per his employment agreement approved by shareholders;

       a) The grant of annual performance-based stock incentives (Annual Performance Equity Grant) of Restricted Stock Units (RSU's) amounting to ₹34.75 crore for the financial year 2024 under the 2015 Stock Incentive Compensation Plan (2015 plan). These RSUs will vest 12 months from the date of grant subject to achievement of performance targets as determined by the Board.

       b) The grant of annual performance-based stock incentives (Annual performance equity ESG grant) in the form of RSU's covering Company's equity shares having a market value of ₹2 crore as on the date of the grant under the 2015 Plan, which shall vest 12 months from the date of the grant subject to the Company's achievement of certain environment, social and governance milestones as determined by the Board.

       c) The grant of annual performance-based stock incentives (Annual performance Equity TSR grant) in the form of RSU's covering Company's equity shares having a market value of ₹5 crore as on the date of the grant under the 2015 Plan, which shall vest after March 31, 2025 subject to the Company's performance on cumulative relative TSR over the years and as determined by the Board.

       d) The grant of annual performance-based stock incentives in the form of Restricted Stock Units (RSU's) covering Company's equity shares having a market value of ₹10 crore as on the date of the grant under the Infosys Expanded Stock Ownership Program-2019 (2019 Plan), which shall vest 12 months from the date of the grant subject to the Company's achievement of certain performance criteria as laid out in the 2019 Plan.

    The above RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

ii) The annual performance-based grant of RSUs amounting to ₹0.87 crore for the financial year 2024 under the 2015 plan to a Key Managerial Personnel (KMP). These RSUs will vest in line with the current employment agreement based on the achievement of certain performance targets. The RSUs will be granted w.e.f May 2, 2023 and the number of RSU's will be calculated based on the market price at the close of trading on May 2, 2023.

iii) The grant of 4,500 one-time RSUs to two eligible employees under the 2015 plan w.e.f May 2, 2023. These RSUs will vest over a period of three to four years.

11. Allotment of equity shares

Allotted 2,73,128 equity shares on April 13, 2023, pursuant to the exercise of Restricted Stock Units by eligible employees as hereunder:

- 1,12,919 equity shares under the 2015 Stock Incentive Compensation Plan;
- 1,60,209 equity shares under the Infosys Expanded Stock Ownership Program 2019.

Consequently, on April 13, 2023, the issued and subscribed share capital of the Company stands increased to ₹ 20,744,165,860/- divided into 4,148,833,172 equity shares of ₹5/- each.

Policies and committee charter

12. Considered and approved amendments to the following policies:

- Related party transaction policy
- Code of fair disclosures & investor relations
- Policy for dividend distribution
- Enterprise risk management policy
- Audit Committee Charter.

Copies of the policies are available on the website of the Company under the following link: https://www.infosys.com/investors.html.

The Board Meeting commenced at 12.15 PM IST and concluded at 3.45 PM IST on April 13, 2023.

The above information will be made available on the Company's website at www.infosys.com.

This is for your information and records.

Sincerely,

For **Infosys Limited**

SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA

Digitally signed by SURYANARAYANA ANUR GURUGOPALA RAJU MANIKANTHA
Date: 2023.04.13 16:01:53 +05'30'

Manikantha A.G.S.
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com